Designated Filer:	Monarch Alternative Capital LP
Issuer & Ticker Symbol:	Resolute Energy Corp. [REN]
Date of Event Requiring Statement:	March 1, 2019

Exhibit 99.1
Explanation of Responses:

(1)
Disposed of as of March 1, 2019 pursuant to the Agreement and Plan of Merger, dated as of November 18, 2018, by and among the Issuer, Cimarex Energy Co., a Delaware corporation (“Purchaser”), CR Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser, and CR Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of Purchaser (the “Merger Agreement”), at the effective time of the transaction contemplated in the Merger Agreement (the “Merger”). Pursuant to the Merger Agreement, each share of Common Stock and restricted stock of the Issuer previously reported in table I held by the Reporting Persons (as defined below) was converted, at each Reporting Person’s option and subject to proration procedures as set forth in the Merger Agreement, into the right to receive an amount in cash, without interest, equal to $14.00 and 0.2366 validly issued, fully paid and non-assessable shares of common stock of Purchaser, par value $0.01 per share (“Purchaser Common Stock”). The closing price of Purchaser Common Stock on March 1, 2019 was $73.08.

(2)
This Form 4 is being filed on behalf of Monarch Alternative Capital LP, a Delaware limited partnership (“MAC”), MDRA GP LP, a Delaware limited partnership (“MDRA GP”), and Monarch GP LLC, a Delaware limited liability company (“Monarch GP” and, together with MAC and MDRA GP, the “Reporting Persons”). MAC serves as the investment advisor to the Funds (as defined below) and also directly holds shares of restricted stock. MDRA GP is the general partner of MAC and Monarch GP is the general partner of MDRA GP. Each of MAC, MDRA GP and Monarch GP may be deemed to indirectly beneficially own shares held directly by the Funds and disclaims beneficial ownership of all such shares except to the extent of any indirect pecuniary interest therein.

(3)	Common Stock held by P Monarch Recovery Ltd., a British Virgin Islands business company (“PMR”).
(4)
Restricted Common Stock held directly by MAC. This restricted Common Stock was originally granted to Joseph Citarrella pursuant to the Issuer’s 2009 Performance Incentive Plan in connection with Mr. Citarrella’s appointment to the board of directors of the Issuer. Pursuant to a letter agreement, effective as of May 15, 2018, among the Issuer, Mr. Citarrella and MAC, the grant agreement and the ownership of the underlying restricted Common Stock were assigned and transferred to MAC. As such, each of the Reporting Persons is deemed to be a beneficial owner thereof.

(5)	Common Stock held by Monarch Alternative Solutions Master Fund Ltd, a Cayman Islands corporation (“MASMF”).
(6)	Common Stock held by Monarch Capital Master Partners III LP, a Cayman Islands limited partnership (“MCMP III”).
(7)	Common Stock held by MCP Holdings Master LP, a Cayman Islands limited partnership (“MCPH”).
(8)	Common Stock held by Monarch Debt Recovery Master Fund Ltd, a Cayman Islands corporation (“MDRF”).
(9)	Common Stock held by Monarch Capital Master Partners IV LP, a Cayman Islands limited partnership (“MCMP IV” and, together with PMR, MASMF, MCMP III, MCPH and MDRF, the “Funds”).